EXHIBIT 99
Excerpt from Proxy Statement dated August 28,
  1997 of Insituform Technologies, Inc. under the caption "IV. Settlement Agreement"
  (pages 6-9):


     Amendments to the Company's Certificate of Incorporation and By-Laws. Pursuant to the Settlement Agreement, the Company agreed, subject to the requisite approval of the Stockholders at the Annual Meeting, to amend Article SIXTH of its Certificate of Incorporation to eliminate classification of the Board of Directors and to provide that, subsequent to the succession to office following the Annual Meeting of the New Nominees, vacancies in the Board of Directors will no longer be filled as set forth in Section 7.3 of the Merger Agreement but will be filled as set forth in the Settlement Agreement.

     Pursuant to the Settlement Agreement, the Company also agreed:
(i) subject to the requisite approval of the Stockholders at the Annual Meeting, to amend Article III, Section 2 of its By-Laws to reduce the size of the Board of Directors from thirteen directors to eight directors, provided that the size of the Board of Directors shall increase automatically to nine directors upon the election or appointment, in accordance with the terms of the Settlement Agreement, of an additional nominee to the Board of Directors, (ii) to amend Article III of the Company's By-Laws to add a new Section 14 to be entitled "NOTICE AND APPROVAL OF CERTAIN ACTIONS," which would provide that, notwithstanding any other provision of the Company's By-Laws (and except for the implementation of the other amendments to the Company's Certificate of Incorporation and By-Laws contemplated by the Settlement
Agreement): (x) in the event that any director proposes to bring before any regular or special meeting of the Company's Board of Directors any proposal relating to any amendment of the Company's Certificate of Incorporation or By-Laws or the Settlement
Agreement, or any change in the structure, composition (other than such director's resignation) or governance of the Board of Directors (any such action shall be referred to herein as a "Special Action"), such director must provide written notice thereof (including a reasonably detailed description of such proposal) to each member of the Board of Directors at least seven days prior to the date of the directors' meeting at which the Special Action is to be proposed; and (y) the taking of any Special Action by the Board of Directors must be approved by a majority of all directors then serving; provided, however, that no Special
Action which would have any effect prior to the 1999 Annual Meeting may be taken if such Special Action would conflict with, have the
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effect of modifying or otherwise frustrating any provision of the
Settlement Agreement, including, without limitation, any amendment to Article SIXTH of the Company's Certificate of Incorporation or
Article III, Section 2 of the Company's By-Laws, as such provisions will be in effect following the Annual Meeting; and (iii) to amend
Article IV, Section 4B of the Company's By-Laws to provide that, notwithstanding any other provision of the Company's By-Laws, the Vice Chairman of the Board, acting in any capacity, shall not have the power to call any special meeting of Stockholders.

     At a meeting thereof held on August 18, 1997, the Company's Board of Directors approved the Charter Amendment and the By-Law Amendment and recommended such amendments for approval by the Stockholders, and also amended the By-Laws as otherwise contemplated by the Settlement Agreement. At such meeting, as contemplated by the Settlement Agreement, the Board of Directors also authorized cancellation of Section 7.3 of the Merger Agreement, which contains certain provisions that governed the structure and composition of the Board of Directors, such cancellation subject to and effective upon approval of proposals set forth herein and the Delaware Filing.

     Provisions Regarding the Election of Directors at the Annual Meeting. Pursuant to the Settlement Agreement, the Company obtained the resignations of Messrs. Chandler, Gorham, Krugman, Roth and Siteman from the Board of Directors, to be effective upon the succession to office of the New Nominees or at such earlier time as they, respectively, may subsequently communicate to the Company. The Company also agreed, pursuant to the Settlement Agreement, that the New Nominees would consist of Messrs. Affholder, Biddelman, Cortinovis, Hooper, Kalishman, Spengler, Weinig and Wight. The Company also agreed to the appointment to the Board of an additional nominee who (i) has no material financial or close personal or familial relationship with any other director or affiliate of a director and (ii) who is qualified to serve as a director.

     The Settlement Agreement provides that the proposed additional nominee shall be selected by Mr. Wight on or prior to September 25, 1997, subject to the approval of Mr. Kalishman, which will not be unreasonably withheld. In the event that Mr. Kalishman withholds approval of a proposed additional nominee on grounds specified in
(ii) of the preceding paragraph, the matter shall be referred to Directorship, 8 Sound Shore Drive, Greenwich, Connecticut 06830 ("Directorship"), who shall act as an arbitrator to determine whether such approval was properly withheld by Mr. Kalishman. In each event of Mr. Kalishman's withholding approval of any proposed additional nominee pursuant to the Settlement Agreement, Mr. Wight shall have an additional two months to select another proposed additional nominee. In the event that Mr. Wight fails to designate a proposed additional nominee within the required period, the additional nominee shall be selected by the Nominating Committee from a list of three candidates provided by Directorship, each of
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whom (x) shall have appropriate qualifications to serve on the
Company's Board of Directors and (y) shall not have a material financial or a close personal or familial relationship with any other director or affiliate of a director. In the event that both members of the Nominating Committee are unable to select a nominee from the list provided by Directorship within ten business days after receipt of such list, each member of the Nominating Committee shall eliminate one candidate from the list and the remaining candidate shall become the additional nominee. The additional nominee shall be required to execute a counterpart of the Settlement Agreement.

     Vice Chairmanship Agreement. The Settlement Agreement provides that the arrangements under which Mr. Kalishman became Vice Chairman of the Board in October 1995 in connection with the IMA Merger will be extended for one year, during which salary will not be payable but benefits and office arrangements will continue. See "V. Other Information-Director Compensation" below.

     Voting Agreement With Respect to the Annual Meeting. Pursuant to the Settlement Agreement, each party thereto (other than the Company) agreed to cause all shares of Common Stock beneficially owned by such party to be voted at the Annual Meeting in favor of
(i) the Charter Amendment, (ii) the By-Law Amendment and (iii) the election of the New Nominees to the Board of Directors. Furthermore, each party to the Settlement Agreement (other than the Company) agreed that it would not bring any business before the Annual Meeting except as expressly contemplated by the Settlement Agreement.

     Termination of the Proxy Contest. Pursuant to the Settlement Agreement, the Kalishman/Affholder Group agreed (i) to immediately terminate all activities with respect to its solicitation of proxies in connection with the Annual Meeting, (ii) to not directly or indirectly solicit any proxies or participate in any solicitation of any proxy with respect to matters to be presented at the Annual Meeting or become a participant in any election contest relating to the Annual Meeting, (iii) to promptly remove
Mr. Affholder from the "group" referred to in the amendment to
Schedule 13D dated as of June 11, 1997 filed by members of the Kalishman/Affholder Group (the Kalishman/Affholder Group without
Mr. Affholder shall be referred to herein as the "Kalishman
Group"), (iv) to promptly file an amendment to such Schedule 13D and to any and all other statementS filed by any member of the Kalishman/Affholder Group pursuant to the Exchange Act to reflect the termination of the proxy contest and the other provisions of the Settlement Agreement and (v) to not take any other actions inconsistent with the matters contemplated by the Settlement Agreement. The Company agreed to bear the reasonable out-of-pocket costs and expenses not to exceed $150,000 of the Kalishman/ Affholder Group incurred in connection with their activities prior to the date of the Settlement Agreement with respect to their solicitation of proxies in connection with the Annual Meeting.
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     Election of Directors After the Annual Meeting. Pursuant to
the Settlement Agreement, the Company agreed that it shall nominate and recommend for re-election to the Board of Directors at the 1998 Annual Meeting and at the 1999 Annual Meeting the then incumbent members of the Board (the "Company Nominees").

     Filling of Vacancies on the Board. Pursuant to the Settlement Agreement, the Company agreed that if, during the period commencing with the succession to office of the New Nominees following the 1997 Annual Meeting and ending immediately prior to the 1999 Annual Meeting, any director then in office resigns or is unable to serve for any reason, such vacancy shall be filled only with a designee chosen by both members of the Nominating Committee, subject to the confirmation of the Board of Directors that such person possesses no characteristics that would disqualify him under applicable law from serving as a director, and thereafter the Company shall nominate and recommend such designee for election to the Board of Directors; provided, however, that in the event that Mr. Wight and Mr. Kalishman (or their respective successors, if applicable) are unable to agree upon a designee to fill a vacancy on the Board of Directors within 30 days after such vacancy has been created, the matter shall be referred to Directorship, who shall be instructed to provide the Nominating Committee with a list of three candidates
(i) who have appropriate qualifications to serve on the Company's Board of Directors and (ii) who have no material financial, close personal or familial relationship with any director or affiliate of a director. In the event that both members of the Committee are unable to select a designee from the list provided by Directorship within five business days after receipt of such list, the members of the Committee shall each eliminate one candidate from the list and the remaining candidate shall then become the designee.

     Voting and Standstill Agreements. Pursuant to the Settlement Agreement, each party thereto (other than the Company) agreed that during the period commencing on the date of the Settlement
Agreement and ending immediately prior to the 1999 Annual Meeting, such party (a) shall cause all shares of capital stock of the Company which have the right to vote generally in the election of directors, including, without limitation, shares of Common Stock (collectively, "Voting Stock"), that are beneficially owned by such party: (i) to be present, in person or by proxy, at all meetings of Stockholders so that all such shares may be counted for the purpose of determining if a quorum is present at such meetings, (ii) to be voted in favor of all of the matters proposed by the Company at the Annual Meeting and in favor of the election of the Company Nominees to the Board of Directors at the 1998 Annual Meeting, and (iii) to be voted in favor of persons nominated and recommended by the Company in any other election of directors; (b) shall not directly or indirectly (except through the Company pursuant to due authorization) solicit any proxies or consents with respect to Voting Stock or in any way participate in any solicitation of any proxy with respect to shares of Voting Stock or become a participant in any election contest with respect to the Company or
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request or induce or attempt to induce any other person to take any such actions or attempt to advise, counsel or otherwise influence in any way any person with respect to the voting of Voting Stock; provided however that such constraint shall not apply to actions taken in advance of the 1999 Annual Meeting with respect to actions to be taken at the 1999 Annual Meeting, including, without limitation, the election of directors; (c) shall not (i) form, join or otherwise participate in any "group" (within the meaning of Section 13(d) (3) of the Exchange Act or Rule 13d-5 thereunder) with respect to any Voting Stock (a "13D Group"), (ii) otherwise act in concert with any other person for the purpose of holding or Voting Stock, or (iii) file any amendment to any Schedule 13D that relates to a plan or proposal to seek to influence control of the Company or that contains any statement that is in any way inconsistent with the provisions of the Settlement Agreement;
provided that such constraint shall not apply to any arrangements that are reflected in the Original Proxy Statement without reference to any supplement or amendment thereto or to any 13D
Group formed for the purposes of conducting a solicitation or otherwise taking action with respect to actions to be taken at the 1999 Annual Meeting, including, without limitation, the election of directors, and clause (i) (with respect to participation) and clause (ii) of such constraint shall not apply to the Kalishman
Group; (d) shall not deposit any Voting Stock in a voting trust or subject any Voting Stock to any arrangement or agreement with respect to the voting of such Voting Stock or other agreement having similar effect, except that such constraint shall not apply to any arrangements that are reflected in the Original Proxy
Statement; (e) except as expressly contemplated by the Settlement Agreement, shall not make any proposal or bring any business before any meeting of Stockholders and, other than actions proposed or taken at any meeting of the Board of Directors, shall not take or seek to take any action in the name or on behalf of the Company except pursuant to the performance of any responsibilities attendant to any office in the Company held by such party or pursuant to a resolution adopted by the Board of Directors; (f) shall not call, request the call, or seek to call, any special meeting of Stockholders; and (g) shall not enter into any discussions, negotiations, arrangements or understandings with any other person with respect to any of the foregoing matters. Nothing in the Settlement Agreement shall, however, prevent any party to the Settlement Agreement from taking any of the actions referred to in clauses (b), (c), (d) and (insofar as it relates to clauses (b), (c) and (d)), clause (g) above, to the extent (but solely to the extent) that such actions are taken in response to any proposal relating to matters other than (w) the election of directors, (x) the election, approval or ratification of accountants, (y) a proposal made by a Stockholder or (z) a proposal relating to certain employee compensation plans, that is set forth in any preliminary or definitive proxy statement filed by the Company with the Securities and Exchange Commission. Pursuant to the Settlement Agreement, the parties also agreed that, in the event that any directors other than the Company Nominees are elected at the 1998
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Annual Meeting as the result, directly or indirectly, of a breach of the Settlement Agreement or any failure to vote in favor of matters specified in the Settlement Agreement, by any party or parties hereto, the voting and standstill obligations of such breaching or non-voting party or parties, and its affiliates as described above shall not terminate at the time specified above but shall terminate on December 31, 1999.

     Amendment of the Settlement Agreement. The Settlement
Agreement may be amended or modified only by the written agreement of each party thereto.

     Termination of the Settlement Agreement. The Settlement Agreement shall automatically terminate in the event that the Stockholders fail to approve either the Charter Amendment or the By-Law Amendment. In the event that the Settlement Agreement is terminated, all obligations of the parties thereto shall terminate and the Annual Meeting shall be adjourned or postponed and reconvened on or rescheduled to October 21, 1997; provided that if such Stockholder non-approval is the result directly or indirectly of a breach of the Settlement Agreement or any failure to vote in favor of such matters by any party or parties to the Settlement Agreement, the obligations of such breaching or non-voting party or parties and its affiliates under the settlement Agreement shall not terminate until December 31, 1999 and the Annual Meeting shall be adjourned and reconvened on such date as shall be determined by the Board of Directors.

     Mutual Releases. Pursuant to the Settlement Agreement, Mr. Kalishman and Mr. Affholder on the one hand, and the Company, on the other hand, agreed to release one another from any and all liabilities, claims and obligations of any kind arising directly or indirectly from their respective activities prior to the date of the Settlement Agreement in connection with the pending proxy contest between the Company and the Kalishman/Affholder Group, the preparation for the Annual Meeting and the solicitation of proxies for the Annual Meeting.